Exhibit 99.2
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ASML Introduces Holistic Lithography Solutions to Continue Moore’s Law
San Francisco, Calif., July 14, 2009 — ASML Holding NV (ASML) today unveils at SEMICON West new lithography products that allow chipmakers to continue to shrink features on semiconductors. As part of ASML’s Holistic Lithography vision, FlexRayTM programmable illumination and BaseLinerTM scanner stability optimize and stabilize manufacturing process windows.
The semiconductor industry is driven by shrink that reduces manufacturing cost and improves device performance. However, as semiconductor feature sizes shrink, so do process windows — the accuracy tolerances necessary to produce viable chips — imposing extremely tight requirements on parameters such as overlay and critical dimension uniformity (CDU).
“Historically chipmakers have optimized the various manufacturing steps independent of one another. As we move to the 32-nm node and smaller, independent optimization is no longer enough,” said Bert Koek, senior vice president, applications product group at ASML. “By intelligently integrating computational lithography, wafer lithography and process control, we provide a holistic approach that enables shrink by optimizing process windows and lithography system set-up for volume manufacturing.”
During the chip design phase ASML’s holistic lithography uses actual scanner profiles and tuning capabilities to create a design with the maximum process window for a given node and application. Jim Koonmen, general manager for Brion Technologies said, “We announced Tachyon SMO (source-mask optimization) in February of this year. Today’s FlexRay announcement introduces technology that provides flexibility in pupil shape and offers extra degrees of freedom in design. The integration of Tachyon SMO and FlexRay provides unmatched co-optimization of mask and illumination source for the largest possible process window.”
During manufacturing, ASML holistic lithography leverages unique metrology techniques and feedback loops to monitor overlay and CDU performance to continuously maintain the system centered in the process window. BaseLinerTM enables optimized process windows and higher yields by keeping scanner performance to a pre-defined baseline condition.
Tachyon SMO, FlexRay and BaseLiner are just three of the many products ASML offers as part of EclipseTM holistic lithography packages. Each Eclipse package is tailored to a specific customer, node and application. More information on FlexRay and BaseLiner is available via product info sheets found on www.asml.com
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML provides systems and services to chip manufacturers in more than 60 locations in 15 countries.